FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1       FRN Variable Rate Fix released on 10 June 2003
No. 2       FRN Variable Rate Fix released on 10 June 2003
No. 3       Doc re. Pricing Supplement released on 12 June 2003
No. 4       FRN Variable Rate Fix released on 13 June 2003
No. 5       FRN Variable Rate Fix released on 13 June 2003
No. 6       Employee Share Option Scheme released on 13 June 2003
No. 7       Doc re. Pricing Supplement released on 13 June 2003

Document No. 1

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--June 10, 2003--

RE: NORTHERN ROCK PLC
    GBP 2,790,000.00
    MATURING: 10-Dec-2009
    ISSUE DATE: 12-Dec-2002
    ISIN: XS0159597110

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-Jun-2003 TO 10-Sep-2003 HAS BEEN FIXED AT 3.766880 PCT.

INTEREST PAYABLE VALUE 10-Sep-2003 WILL AMOUNT TO:
GBP 9.49 PER GBP 1,000.00 DENOMINATION.
--------------------------------------------------

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 2

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--June 10, 2003--

RE: NORTHERN ROCK PLC
    GBP 145,000,000.00
    MATURING: 10-Sep-2003
    ISSUE DATE: 10-Sep-2001
    ISIN: XS0135117132

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-Jun-2003 TO 10-Sep-2003 HAS BEEN FIXED AT 3.726880 PCT.

INTEREST PAYABLE VALUE 10-Sep-2003 WILL AMOUNT TO:
GBP 4,696.89 PER GBP 500,000.00 DENOMINATION.
--------------------------------------------------

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 3

Pricing Supplement

Issuer:                           Northern Rock Plc
Series Number                     254
Description:                      Issue of GBP 284,000 Floating Rate Notes due
                                  16 March, 2009
Currency/ Principal Amount:       Pounds Sterling ("GBP")
Issue Price:                      100 per cent.
Specified Denomination            GBP 1,000
Issue Date:                       13 June 2003
Maturity Date:                    16 March 2009
ISIN:                             XS0170539653

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 4

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--June 13, 2003--


RE: NORTHERN ROCK PLC
    USD 400,000,000.00
    MATURING: 14-Mar-2005
    ISSUE DATE: 14-Mar-2000
    ISIN: XS0108471763

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 16-Jun-2003 TO 15-Sep-2003 HAS BEEN FIXED AT 1.268750 PCT.

INTEREST PAYABLE VALUE 15-Sep-2003 WILL AMOUNT TO
USD 3.21 PER USD 1,000.00 DENOMINATION
USD 32.07 PER USD 10,000.00 DENOMINATION
USD 320.71 PER USD 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3857/3855 OR FAX: 44 020 7508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 5

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--June 13, 2003--

RE: Northern Rock Plc
    USD 13,584,000.00
    MATURING: 16-Dec-2004
    ISSUE DATE: 14-Dec-2001
    ISIN: XS0140334169

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 16-Jun-2003 TO 15-Sep-2003 HAS BEEN FIXED AT 1.158750 PCT.

INTEREST PAYABLE VALUE 15-Sep-2003 WILL AMOUNT TO
USD 2.93 PER USD 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3857/3855 OR FAX: 44 020 7508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 6

                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 13 June 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 17,500, Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,167,225 Shares representing 1.23% of the Company's issued share capital.

Document No. 7

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     256
Description:                      Issue of GBP 10,000,000 Floating Rate Notes
                                  due December 2004
Currency/ Principal Amount:       Pound Sterling ("GBP")
Issue Price:                      99.97 per cent.
Specified Denomination            GBP 100,000
Issue Date:                       16 June 2003
Maturity Date:                    16 December 2004
ISIN:                             XS0170733462

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date: 16 June 2003              By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary